Schedule 13G
Medical Properties Trust, Inc.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         Medical Properties Trust, Inc.
                     ---------------------------------------
                                 NAME OF ISSUER:


                    Common Stock, $0.001 par value per share
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES


                                    58463J304
                      -------------------------------------
                                  CUSIP NUMBER


                                December 31, 2007
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [x] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

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CUSIP No.: 58463J304

1.  Name Of Reporting Persons
    S.S. Or I.R.S. Identification Nos. Of Above Persons

    Nomura Asset Management Co. Ltd.

2.  Check The Appropriate Box If A Member Of A Group
    (A) [ ]
    (B) [X]

3.  Sec Use Only

4.  Citizenship or Place Of Organization

    Tokyo, Japan

      Number of       5.  Sole Voting Power                          2,799,031
      Shares
      Beneficially    6.   Shared Voting Power                               0
      Owned by
      Each            7.   Sole Dispositive Power                       26,200
      Reporting
      Person With     8.   Shared Dispositive Power                  2,772,831

9.  Aggregate Amount Beneficially Owned By Each Reporting Person

    2,799,031

10. Check Box If the Aggregate Amount In Row 9 Excludes Certain Shares

    [ ]

11. Percent of Class Represented By Amount In Row 9

    5.6% based on 50,308,812 Shares outstanding as of November 7, 2007.

12. Type Of Reporting Person

    IA

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Item 1 (a) Name of Issuer:

      Medical Properties Trust, Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

      1000 Urban Center Drive, Suite 501, Birmingham, AL 35242

Item 2(a) Name of Person Filing

      This Statement is filed on behalf of Nomura Asset Management Co., Ltd. ("NAM"). This Statement relates to Shares (as defined herein) held for the accounts of US-REIT High Income Open Fund ("US-REIT Open"), Global REIT Open Mother Fund ("Global REIT Open"), International REIT Index Mother Fund ("International REIT Index"), Nomura Global REIT Mother Fund ("Nomura Global REIT") and Nomura-CBRE Global REIT Mother Fund ("Nomura-CBRE").

      NAM serves as investment manager to each of US-REIT Open, Global REIT Open, International REIT Index, Nomura Global REIT, and Nomura-CBRE. In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of US-REIT Open, Global REIT Open, International REIT Index, Nomura Global REIT, and Nomura-CBRE.

Item 2(b) Address of Principal Office or, if none, Residence

      The address of the principal office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260

Item 2(c) Citizenship

      NAM is a Japanese corporation

Item 2(d) Title of Class of Securities

      Common stock, $0.001 par value per share (the "Shares")

Item 2(e) CUSIP Number:

      58463J304

Item 3(e). |X| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Item 4 Ownership
Item 4(a) Amount Beneficially Owned

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      As of December 31, 2007, NAM may be deemed to be the beneficial owner of
2,799,031 Shares. This amount consists of: (A) 556,300 Shares held for the account of US-REIT Open; (B) 1,529,600 Shares held for the account of Global REIT Open; (C) 26,200 Shares held for the account of International REIT Index;
(D) 570,400 Shares held for the account of Nomura Global REIT; and (E) 116,531 Shares held for the account of Nomura-CBRE.

Item 4(b) Percent of Class:

      The number of shares of which NAM may be deemed to be the beneficial owner of constitutes approximately 5.6% of the total number of Shares outstanding (based upon the information provided by the issuer in its most recently-filed quarterly report on Form 10-Q, there was 50,308,812 shares outstanding as of November 7, 2007).

Item 4(c) Number of Shares of which such person has:

     (i)      Sole power to vote or direct the vote:                  2,799,031
     (ii)     Shared power to vote or direct the vote:                        0
     (iii)    Sole power to dispose or direct the disposition of:        26,200
     (iv)     Shared power to dispose or direct the disposition of:   2,772,831

Item 5 Ownership of 5% or Less of a Class:

       This Item 5 is not applicable

Item 6 Ownership of More than 5% on Behalf of Another Person

       This Item 6 is not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

       This Item 7 is not applicable

Item 8 Identification and Classification of Members of the Group

       This Item 8 is not applicable

Item 9 Notice of Dissolution of Group

       This Item 9 is not applicable

Item 10 Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2008

                                           NOMURA ASSET MANAGEMENT CO., LTD.

                                           By:  /s/ Tsunehiko Ohnishi
                                                ---------------------
                                           Name: Tsunehiko Ohnishi
                                           Title:  Managing Director